DB

19006365

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

MAR 01 2019

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 W. 57th Street - 52nd Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, PLLC
(Name – *if individual, state last, first, middle name*)

425 West Capitol Avenue - 3300	Little Rock	AR	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, Michael J. Del Giudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM SECURITIES LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Notary Public

SHEELA KANGAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6318364
Qualified In Kings County
My Commission Expires January 26, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Member
MCM Securities, LLC
Troy, New York

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of MCM Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity (deficit) and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frost, PLLC

Independent Registered Public Accounting Firm

We have served as the Company's auditor since 2012.

Little Rock, Arkansas
February 26, 2019

MCM SECURITIES LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	69,218
Deposits receivable		3,862
Deposit on account		2,850
Prepaid expenses		3,329
Total assets	$	79,259
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	9,717
Accrued expenses		18,041
Total liabilities		27,758
Member's equity		51,501
Total liabilities and member's equity	$	79,259

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Operations

For the Year Ended December 31, 2018

Revenues	
Commission income	$ -
Operating expenses	
Salary and benefits	37,569
Professional fees	154,044
Broker/dealer expense	6,342
Office supplies and expenses	414
Misc taxes, licenses and permits	225
Miscellaneous	1,787
Insurance	1,196
Regulatory fees and expenses	5,210
Occupancy expense due to affiliates	2,901
Total operating expenses	209,688
Net loss	$ (209,688)

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Changes in Member's Equity (Deficit)

For the Year Ended December 31, 2018

Balance - January 1, 2018	$ (2,712)
Contributions from member	263,901
Net loss	(209,688)
Balance - December 31, 2018	$ 51,501

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash flows from operating activities	
Net loss	$ (209,688)
Adjustments to reconcile net loss to net cash used by operating activities	
Contributions of rent	2,901
Changes in operating assets and liabilities	
Deposits	(2,150)
Prepaid expenses	570
Accounts payable and accrued expenses	(49,561)
Net cash used by operating activities	(257,928)
Cash flows from financing activities	
Contributions from member	261,000
Net cash provided by financing activities	261,000
Net increase in cash	3,072
Cash - beginning of year	66,146
Cash - end of year	$ 69,218

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2018

1. Nature of Operations

MCM Securities LLC (the "Company") was organized in September 1996 as a Delaware Limited Liability Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company's sole member is Millennium Credit Markets, LLC (the "Parent"). The Company shall continue in existence through December 2050, or until terminated by the member.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Parent will make capital contributions as needed to enable the Company to meet its obligations and its regulatory capital requirements

2. Summary of Significant Accounting Policies

a. **Business activities** – The Company's business activities are limited to the following: selling interests in mortgages or other receivables, private placements of securities, real estate syndicator, providing financial advice to issuers of private placements and municipal securities broker.

b. **Cash** – For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2018, the Company did not hold investments considered to be cash equivalents.

c. **Income taxes** – The Company is included in the federal income tax returns filed by its sole member, the Parent. The Parent is not a tax paying entity and distributes its pro rata share of income, losses and tax credits to the Company as provided in the operating agreement.

The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities, then the Company shall initially and subsequently measure the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's financial statements.

2. **Summary of Significant Accounting Policies (cont.)**

The income tax position taken by the Company for any years open under the various statutes of limitations is that it continues to be exempt from income taxes by virtue of its pass-through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2018.

The Parent is no longer subject to U.S. federal and state examinations by tax authorities for years before 2015. The Parent's federal and state tax returns are not currently under examination. The Parent recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2018, the Parent did not recognize any interest or penalties. The Parent did not have any interest or penalties accrued at December 31, 2018.

d. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

e. **Revenue Recognition** - The Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)" and other associated standards. The new guidance supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)," and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflect the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company adopted the new guidance on January 1, 2018 under a modified retrospective basis and determined that there would be no required change to the current accounting policy. As such, an adjustment to member's equity was not necessary as of January 1, 2018. Management reviewed the new guidance and determined that the adoption did not have any impact on the Company's 2018 financial statements as the Company had no revenue.

   Management has determined that in years where revenue is recognized, revenue will be recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

f. **Recent accounting pronouncements** – In February 2016, the FASB issued ASU No. 2016-02, Leases. The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases onto the balance sheet. The guidance is effective in the first quarter of fiscal 2019. Management has reviewed the issued accounting pronouncements and has determined that the adoption of any applicable provisions will not have a significant impact on the Company's statement of financial position or financial statement disclosures.

3. **Related Party Transactions**

In accordance with an expense support agreement, as amended April 2015, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses. Such expenses include all costs that the Company derived direct or indirect benefit for which the Company would be responsible if another entity had not agreed to pay these expenses.

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies, rent and other expenses are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product. All expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent (this amounted to $36,619 during 2018).

Substantially all prior and futures revenues earned by the Company are derived from transactions controlled by a related party. The related party, indirectly through a series of limited liability companies, owns a majority of the Parent.

4. **Commitments and Contingencies**

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, the plaintiffs claim substantial amounts. The costs to defend such matters have been included in professional fees in the accompanying statement of income.

Management intends to vigorously defend these matters and, after consultation with counsel, believes the resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the merits of the claims and the likelihood of a successful defense against the claims.

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or $5,000. SEC Rule 15c3-1 also restricts the payments of dividends in certain cases. At December 31, 2018, the Company had net capital, as defined, of approximately $41,460, which was approximately $36,460 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .67 to 1.00 at December 31, 2018.

6. **Subsequent Events**

The Company evaluated all other events and transactions subsequent to its December 31, 2018 statement of financial condition date and determined there were no significant events to report through February 26, 2018, which is the date the Company issued its financial statements.

MCM SECURITIES LLC

Computation of Net Capital Requirement Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Aggregate indebtedness	$	27,758
Minimum required net capital	$	5,000
Net capital		
Member's equity	$	51,501
Deductions:		
Prepaid expenses and deposits		10,041
Total net capital	$	41,460
Minimum required net capital		5,000
Net Capital	$	36,460
Ratio: aggregate indebtedness to net capital		.67 to 1.00

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2018.

See report of independent registered public accounting firm.

FROST, PLLC
Certified Public Accountants

Review Report of Independent Registered Public Accounting Firm

The Member
MCM Securities, LLC
Troy, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCM Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 26, 2019

Exemption Report

MCM Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

MCM Securities LLC

I, Michael J. Del Giudice, swear (or affirm) that, to my best knowledge and belief, this Exception Report is true and correct.

By: ______________________

Title: Senior Managing Director

February 26, 2019

MCM SECURITIES LLC

December 31, 2018

Financial Statements
And
Supplementary Information

With

Report of Independent Registered Public Accounting Firm